SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2013
PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ Stefan Bort
Stefan Bort
Assistant Group Secretary

10 May 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

Prudential plc has been notified of the following transactions in the Company’s shares:

1.	Purchase of shares by a Director

Kai Nargolwala has advised that on 9 May 2013 he purchased 34,000 Prudential ordinary shares at an average share price of £11.719948.

Following the purchase Mr Nargolwala has a beneficial interest in 50,000 Prudential ordinary shares representing approximately 0.002% of the issued share capital.

2.	Charitable gift of shares by a Director

Barry L Stowe has advised that on 8 May 2013 he made a gift of 16,538 Prudential ordinary shares to two charities. The ordinary shares were owned beneficially and transferred at a value of £11.66 per ordinary share on the date of transfer. The total value of the transaction is £192,833.08.

Following the gift Mr Stowe has a beneficial interest in 652,331 Prudential ordinary shares representing approximately 0.03% of the issued share capital.

Part of Mr Stowe’s beneficial interest in shares is made up of 286,782 ADRs (representing 573,564 ordinary shares) and 78,767 ordinary shares.

Prudential ADRs are issued at a ratio of 1 ADR being equal to 2 Prudential ordinary shares of 5p each.

3.	Charitable gift of shares by a PDMR

Margaret A Coltman has advised that on 8 May 2013 she made a gift of 5,000 Prudential ordinary shares to a charity. The ordinary shares were owned beneficially and transferred at a value of £11.66 per ordinary share on the date of transfer. The total value of the transaction is £58,300.

Following the gift Mrs Coltman has a beneficial interest in 117,927 Prudential ordinary shares representing approximately 0.005% of the issued share capital.

Additional information

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Enquiries:

Jennie Webb, Share Plans Advisor, 020 7548 2027

Stefan Bort, Assistant Group Secretary, 020 7548 2115